Exhibit 99.6

RESTRICTED SCAN LINE AREA

Please mark your votes as indicated in this example **X**

The Board Recommendation is in favor of all resolutions

Resolution	FOR	AGAINST	VOTE WITHHELD
1. Adoption of Annual Report & Accounts	☐	☐	☐
2. Approval of Remuneration Report	☐	☐	☐
3. Appointment of Simon Henry as a Director	☐	☐	☐
4. Re-appointment of Lord Kerr of Kinlochard as a Director	☐	☐	☐
5. Re-appointment of Wim Kok as a Director	☐	☐	☐
6. Re-appointment of Nick Land as a Director	☐	☐	☐
7. Re-appointment of Jorma Ollila as a Director	☐	☐	☐
8. Re-appointment of Jeroen van der Veer as a Director	☐	☐	☐
9. Re-appointment of Hans Wijers as a Director	☐	☐	☐
10. Re-appointment of Auditors	☐	☐	☐
11. Remuneration of Auditors	☐	☐	☐
12. Authority to allot shares	☐	☐	☐
13. Disapplication of pre-emption rights	☐	☐	☐
14. Authority to purchase own shares	☐	☐	☐
15. Authority for certain donations and expenditure	☐	☐	☐

Please mark this box if you wish to attend and vote at the Meeting in person in accordance with the instruction on the reverse side. ☐

Mark Here for Address Change or Comments **SEE REVERSE** ☐

Signature ________________ **Signature** ________________ **Date** ________

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

▲ **FOLD AND DETACH HERE** ▲

WE ENCOURAGE YOU TO TAKE ADVANTAGE OF INTERNET OR TELEPHONE VOTING. BOTH ARE AVAILABLE 24 HOURS A DAY, 7 DAYS A WEEK.

Internet and telephone voting are available until 11:59 PM Eastern Time on May 8, 2009.

Royal Dutch Shell plc

The Royal Dutch Shell plc 2009 Notice of Meeting and 2008 Annual Report and Form 20-F are available on the Royal Dutch Shell plc website at: http://www.shell.com

INTERNET
http://www.eproxy.com/rds

Use the Internet to vote your proxy. Have your proxy card in hand when you access the website.

OR

TELEPHONE
1-866-580-9477

Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call.

If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card.

To vote by mail, mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.

Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

WO 47172

ROYAL DUTCH SHELL PLC

The Bank of New York Mellon, 101 Barclay Street, New York, NY 10286

The undersigned, a registered holder of American Depositary Shares ("ADSs") representing ordinary shares of ROYAL DUTCH SHELL PLC on the books of the Depositary on the record date of April 9, 2009 hereby delivers this Voting Instruction Card to the Depositary and requests and authorizes the Depositary, its Custodian or its nominee to vote or execute a proxy to vote the underlying ordinary shares represented by such ADSs, on the resolutions at the Annual General Meeting of ROYAL DUTCH SHELL PLC to be held on May 19, 2009 including any adjournment thereof (the "Meeting"), in accordance with the instructions set forth herein.

In order to have the Depositary, its Custodian or its nominee vote the ordinary shares represented by such ADSs, this Voting Instruction Card must be received by the Depositary prior to the close of business on May 11, 2009.

If you wish to attend and vote in person at the Meeting, please indicate so on the reverse side of this voting instruction card. This card must be received by the Depositary prior to the close of business on May 11, 2009.

These instructions, when properly signed, dated and timely returned to the Depositary, will be voted in the manner directed herein. If these instructions are properly signed and dated, but no direction is made, the underlying ordinary shares represented by such ADS Shares will not be voted at the Meeting. Neither the Depositary nor the custodian nor the nominee of either of them shall vote or attempt to exercise the right to vote that attaches to the shares other than in accordance with such written instructions.

PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please sign this Voting Instruction Card exactly as your name appears on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

(Continued and to be marked, dated and signed, on the other side)

Address Change/Comments
(Mark the corresponding box on the reverse side)

BNYM SHAREHOLDER SERVICES
PO BOX 3549
S HACKENSACK NJ 07606-9249

▲ FOLD AND DETACH HERE ▲

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY SHARES ("ADSs") REPRESENTING ORDINARY SHARES OF ROYAL DUTCH SHELL PLC

The Bank of New York Mellon (the "Depositary") has received notice that the Annual General Meeting (the "Meeting") of ROYAL DUTCH SHELL PLC will be held at Circustheater, Circusstraat 4, The Hague, The Netherlands on May 19, 2009 at 11:00 a.m. (Dutch time), with an audio-visual link to a satellite meeting place at The Barbican Centre, Silk Street, London EC2Y 8DS, United Kingdom at 10:00 a.m. (UK time) for the purposes set forth in the Notice of Annual General Meeting.

This voting instruction card may be used by the registered holder of the ADSs in the name of the undersigned on the books of the Depositary as of the close of business on April 9, 2009, to either (i) request the Depositary, its Custodian or nominee (as appropriate) to appoint the registered holder as its proxy to attend the meeting and vote with respect to the number of Shares or other Deposited Securities represented by ADSs or (ii) instruct the person nominated by the Depositary, its Custodian or nominee as its proxy as to the exercise of the voting rights pertaining to that number of Shares or other Deposited Securities.

If you wish to attend and vote in person at the meeting the number of Deposited Securities represented by the ADSs please mark the box on the reverse side of this voting instruction card, or if you wish you may instruct the person nominated by the Depositary, its Custodian or nominee as its proxy as to the exercise of the voting rights pertaining to that number of Shares or other Deposited Securities. The voting instruction card must be received by the Depositary prior to the close of business on May 11, 2009.

The Bank of New York Mellon, as Depositary

WO 47172